Form 52-109F1
Certification of interim filings - full certificate

I, Shaun Heinrichs, Chief Financial Officer of Yukon-Nevada Gold Corp. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Yukon-Nevada Gold Corp. (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its interim filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is COSO Financial Controls Framework.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

	(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: Not Applicable.

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its interim MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

	(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its interim MD&A

		(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation;

		(ii)	a description of each material weakness relating to operation existing at the financial year end;

		(iii)	the impact of the material weakness referred to in (ii) on the issuer’s financial reporting and its ICFR; and

		(iv)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness referred to in (ii).

7.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:	May 15, 2009

Shaun Heinrichs
[Name]

/s/ Shaun Heinrichs Chief Financial Officer
[Signature] [Title]